NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE
PENGROWTH ENERGY TRUST ANNOUNCES THE CLOSING OF U.S. $265
MILLION AND C$15 MILLION PRIVATE PLACEMENT OF NOTES
(Calgary, August 21, 2008) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, has closed a U.S. $265 million and C$15 million offering of notes issued on a private placement basis in the United States and Canada.
The private placement consists of U.S. $265 million of 6.98 percent notes and C$15 million of 6.61 percent notes due in 2018. The notes are unsecured and rank equally with Pengrowth’s bank facilities and existing term notes. Pengrowth intends to use the net proceeds of the notes to reduce amounts outstanding on its bank facilities which increases Pengrowth’s available credit capacity.
The notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.
About Pengrowth:

Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth Energy Trust is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $6 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051